                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO

                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D) (1) OR 13(E) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                   RESOURCES ACCRUED MORTGAGE INVESTORS 2 L.P.
                        (Name of Subject Company (Issuer)

                             BIGHORN ASSOCIATES LLC
                    PRESIDIO CAPITAL INVESTMENT COMPANY, LLC

            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            LIMITED PARTNERSHIP UNITS

              -----------------------------------------------------
                           (Title of Class Securities)

                                      None

              -----------------------------------------------------
                       (CUSIP Number of Class Securities)

                          -----------------------------
                                MICHAEL L. ASHNER
                             BIGHORN ASSOCIATES LLC
                               5 CAMBRIDGE CENTER
                                    9TH FLOOR
                               CAMBRIDGE, MA 02142
                                 (617) 234-9000

                                  -------------
                                    Copy To:
                              MARK I. FISHER, ESQ.
                              ROSENMAN & COLIN LLP
                               575 MADISON AVENUE
                            NEW YORK, NEW YORK 10022

--------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction Valuation* $6,566,000              Amount of Filing Fee $1,313
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 67,000 units of limited partnership interest of the subject partnership for $98 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[X]  Check the box if any part of the fee is offset as provided by Rule 0- 11
     (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $1,206         Filing Party:  Bighorn Associates LLC

Form or Registration No.: Schedule TO     Date Filed:     January 17, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



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                             TENDER OFFER STATEMENT

         This Amendment No. 2 amends the Tender Offer Statement on Schedule TO filed on January 17, 2001, as amended by Amendment No. 1 filed on February 1, 2001, by Bighorn Associates LLC (the "Purchaser") and Presidio Capital Investment Company, LLC ("PCIC, and collectively, with the Purchaser, the "Bidders") relating to an offer to purchase units of limited partnership interest ("Units") of Resources Accrued Mortgage Investors 2 L.P. (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 17, 2000 (the "Offer to Purchase") and the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer") to include the information set forth below. The information in the Offer to Purchase is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:

ITEM 4.     TERMS OF THE TRANSACTION.

            Item 4 is hereby amended by the following:

                        The purchase price for the Units has been increased to
            $98 per Unit, net to the seller in cash, without interest, less any distributions paid after the date of the Offer, and prior to the expiration date of the Offer.

ITEM 7.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 7 is hereby amended by the following:

                        The total amount of funds necessary to purchase the
            maximum number of Units sought pursuant to the Offer has been increased to $6,566,000.

ITEM 11     ADDITIONAL INFORMATION.

            Item 11 is hereby amended to add the following:

                        The information set forth in the letter to limited
            partners attached hereto as Exhibit (a)(4) and the press release attached hereto as Exhibit (a)(5) is incorporated by reference herein.

ITEM 12     EXHIBITS.

                        Item 12 is hereby amended by adding the following, which
            is attached as Exhibit:

                        (a)(4) Letter, dated February 14, 2001 from the Purchaser to the limited partners of the Partnership.

                        (a)(5)      Press Release dated February 14, 2001.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        BIGHORN ASSOCIATES LLC

                                        By:      Presidio Capital Investment
                                                 Company, LLC, member


                                                 By  /s/ David King
                                                     ---------------------------
                                                         David King
                                                         President

                                        PRESIDIO CAPITAL INVESTMENT
                                        COMPANY, LLC


                                                 By  /s/ David King___
                                                     ---------------------------
                                                         David King
                                                         President

Dated:  February 14, 2001

                                                                  Exhibit (a)(4)

                                       $98

                           PRICE INCREASE TO PURCHASE

                                    UNITS OF

                  RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.

                                       BY

                             BIGHORN ASSOCIATES LLC

     Bighorn Associates LLC has increased its offer to purchase Units in Resources Accrued Mortgage Investors 2, L.P. to $98 per Unit. This price is $1 more than a competing offer made by Western Real Estate Investments, LLC and is the highest available offer for your Units. We have also extended the expiration date of our offer until 12:00 midnight, New York City Time on February 28, 2001.

     o Our increased offer is being made on the same terms and conditions as our original Offer. YOU WILL NOT BE OBLIGATED TO PAY ANY COMMISSIONS OR TRANSFER FEES.

     o If you already tendered to Bighorn Associates LLC and have not withdrawn your tender you will automatically receive the benefit of our increased $98 Offer. NO FURTHER ACTION IS NECESSARY.

     o If you have previously tendered to Bighorn Associates LLC and have withdrawn your tender, you will need to resubmit to us a duly completed and executed copy of the blue letter of transmittal in order to receive the benefit of our increased $98 Offer.

     o If you tendered your Units in the competing offer, you may still tender to us and receive the benefit of our increased $98 Offer by initialing the box on the cover page of the enclosed blue letter of transmittal, duly executing the letter of transmittal and delivering the letter of transmittal to us by no later than February 28, 2001.

     o In the event that you receive any future offers, including offers from Western Real Estate Investments, please contact us at (888) 448-5554 before signing any documentation, as we may have again increased our Offer.

     If you elect to tender your Units, mail or facsimile a duly completed and executed copy of the enclosed Letter of Transmittal, and any documents required by the Letter of Transmittal to us using the enclosed pre-addressed, postage-paid envelope at:

                     ATTENTION:  AMERICAN STOCK TRANSFER & TRUST COMPANY
                                 59 MAIDEN LANE
                                 NEW YORK, NEW YORK  10038
                                 ATTN.:  REORG. DEPT. - RAM 2
                                 FACSIMILE NO. (718) 234-5001
                                 FOR INFORMATION CALL 1-888-448-5554

February 14, 2001                                        Bighorn Associates LLC



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                                                                  Exhibit (a)(5)

February 14, 2001
New York, New York

FOR IMMEDIATE RELEASE ....

     Bighorn Associates LLC has extended the expiration date of its offer to purchase units of limited partnership interest in Resource Accrued Mortgage Investors 2, L.P. until 12:00 Midnight, New York City time, on February 28, 2001. Approximately 1,832 Units had been validly tendered pursuant to the offer as of the close of business on February 13, 2001.

     For additional information, please contact us at (888) 448-5554.